                                                                 Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



                        Vivendi Universal Press Release



Paris, September 12, 2003 -- In line with usual procedures, Vivendi Universal (Paris Bourse: EX FP; NYSE: V) has received notice of grievance ("notification de griefs") from France's Commission des Operations de Bourse. The notice, which invites the company to make comments within 3 months, is being examined by Vivendi Universal and its advisors.

Vivendi Universal underlines that it intends to continue to cooperate fully with the COB's investigations into the company's financial information on fiscal years 2000, 2001 and 2002.




Contacts:

Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086